(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25
☐ Form N-SAR
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dresser, Inc.

Full Name of Registrant

N.A.

Former Name if Applicable

15455 Dallas Parkway, Suite 1100

Address of Principal Executive Office (Street and Number)

Addison, Texas, 75001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form NSAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dresser, Inc. (the “Company”) completed the restatement of its financial statements for fiscal years 2003 and 2002 and for each of the fiscal quarters in such years as well as the first three fiscal quarters of 2004, and filed with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2004 and its 2005 first and second quarter reports on Form 10-Q on December 21, 2005. The Company filed its 2005 third quarter report on Form 10-Q on February 9, 2006, which was delayed due to the efforts required to appropriately reflect discontinued operations treatment for a material disposition. As previously disclosed, the Company has experienced material weaknesses regarding elements of its internal control over financial reporting, which have impaired, and continue to impair its ability to timely file its SEC reports. In addition, the Company is addressing some recent accounting issues that have come to its attention. As a result, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert D. Woltil (Name)	972 (Area Code)	361-9800 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed a material disposition of its business during the fourth quarter of 2005, which requires discontinued operations treatment. As a result, the Company’s prior period financial information will now reflect the disposed assets as discontinued operations. In conjunction with the disposition, the Company recognized pre-tax impairment charges during the third quarter of 2005 of $22.7 million. The Company also recognized other one-time charges in its ongoing business of $14.9 million related to the impairment of capitalized software and the write-off of capitalized expenses associated with our previously announced initial public offering.

Dresser, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 3, 2006	By:	/s/ Robert D. Woltil
Robert D. Woltil
Senior Vice President and Chief Financial Officer